Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2017	2016	2015	2014	2013
	(In millions)
Earnings Before Fixed charges:
Earnings from continuing operations before non-controlling interest or tax	$130.8	$(572.0)	$(1,378.7)	$331.3	$186.1
Capitalized interest	(6.3)	(7.2)	(7.7)	(11.8)	—
Amortization of capitalized interest	1.7	1.4	0.9	0.5	—
Income from unconsolidated affiliates	(9.6)	19.9	(20.4)	(18.9)	(14.8)
Distributed income from unconsolidated affiliates	13.5	57.7	42.7	23.7	12.0
Non-controlling interest	(5.9)	8.1	0.4	0.2	—
Fixed Charges	215.7	195.3	110.2	59.2	—
Total earnings before fixed charges	$339.9	$(296.8)	$(1,252.6)	$384.2	$183.3
Fixed charges:
Interest expense	$187.9	$188.1	$102.5	$47.4	$—
Capitalized interest	6.3	7.2	7.7	11.8	—
Preferred Distributions	21.5	—	—	—	—
Total fixed charges	$215.7	$195.3	$110.2	$59.2	$—
Ratio of earnings to fixed charges	1.6	N/A	N/A	6.5	N/A
Deficiency	$—	$(492.1)	$(1,362.8)	$—	$—